UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 27 November 2023, London UK

GSK announces positive results from DREAMM-7 head-to-head phase III trial for Blenrep in relapsed/refractory multiple myeloma

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Blenrep (belantamab mafodotin) plus BorDex showed statistically significant progression-free survival (PFS) benefit versus daratumumab plus BorDex
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Trial unblinded early based on Independent Data Monitoring Committee (IDMC) recommendation

GSK plc (LSE/NYSE: GSK) today announced positive headline results from a planned interim efficacy analysis of the DREAMM-7 head-to-head phase III trial evaluating belantamab mafodotin as a second-line treatment for relapsed or refractory multiple myeloma. The trial met its primary endpoint of progression-free survival (PFS) and showed that belantamab mafodotin when combined with bortezomib plus dexamethasone (BorDex) significantly extended the time to disease progression or death versus daratumumab plus BorDex, an existing standard of care for relapsed/refractory multiple myeloma. A strong and clinically meaningful overall survival (OS) trend with nominal p value < 0.0005 was also observed at the time of this analysis, and the trial continues to follow up for OS.

Hesham Abdullah, Senior Vice President, Global Head Oncology, R&D, GSK, said: "Patients with multiple myeloma need treatment options after first relapse that are efficacious, readily accessible and have novel mechanisms of action. We are particularly encouraged by the potential for belantamab mafodotin when combined with BorDex to address high unmet need in relapsed/refractory multiple myeloma, given the head-to-head comparison with the daratumumab-based standard of care regimen."

The safety and tolerability of the belantamab mafodotin regimen was consistent with the known safety profile of the individual agents.

Results from the interim analysis will be presented at an upcoming scientific meeting and shared with health authorities.

The DREAMM (DRiving Excellence in Approaches to Multiple Myeloma) clinical development programme continues to evaluate the potential of belantamab mafodotin in early lines of treatment and in combination with novel therapies and standard of care treatments. This includes the ongoing head-to-head phase III DREAMM-8 trial evaluating belantamab mafodotin in combination with pomalidomide and dexamethasone versus bortezomib in combination with pomalidomide and dexamethasone. DREAMM-8 data are expected in the second half of 2024.

About DREAMM-7
The DREAMM-7 phase III clinical trial is a multicentre, open-label, randomised trial evaluating the efficacy and safety of belantamab mafodotin in combination with bortezomib and dexamethasone (BorDex) compared to a combination of daratumumab and BorDex in patients with relapsed/refractory multiple myeloma who previously were treated with at least one prior line of multiple myeloma therapy, with documented disease progression during or after their most recent therapy.

A total of 494 participants were randomised at a 1:1 ratio to receive either belantamab mafodotin in combination with BorDex or a combination of daratumumab and BorDex. Participants had been previously treated with at least one prior line of multiple myeloma therapy with documented disease progression during or after their most recent therapy. Belantamab mafodotin was dosed at 2.5mg/kg intravenously every three weeks.

The primary endpoint is progression-free survival as per an independent review committee. The key secondary endpoints include overall survival, duration of response, and minimal residual disease negativity rate as assessed by next-generation sequencing.

About multiple myeloma
Multiple myeloma is the third most common blood cancer globally and is generally considered treatable but not curable.1,2 There are approximately 176,000 new cases of multiple myeloma diagnosed globally each year.3 Research into new therapies is needed as multiple myeloma commonly becomes refractory to available treatments.4

About Blenrep
Blenrep is an antibody-drug conjugate comprising a humanised B-cell maturation antigen monoclonal antibody conjugated to the cytotoxic agent auristatin F via a non-cleavable linker. The drug linker technology is licensed from Seagen Inc.; the monoclonal antibody is produced using POTELLIGENT Technology licensed from BioWa Inc., a member of the Kyowa Kirin Group.

Refer to the Blenrep EMA Reference Information (https://www.ema.europa.eu/en/medicines/human/EPAR/blenrep) for a full list of adverse events and the complete important safety information in the EU.

GSK in oncology
GSK is committed to maximising patient survival through transformational medicines, with a current focus on breakthroughs in immuno-oncology and tumour-cell targeting therapies, and development in haematologic malignancies, gynaecologic cancers and other solid tumours.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Dan Smith	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Lyndsay Meyer	+1 202 302 4595	(Washington DC)

Investor Relations:	Nick Stone	+44 (0) 7717 618834	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Josh Williams	+44 (0) 7385 415719	(London)
	Camilla Campbell	+44 (0) 7803 050238	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D 'Risk factors" in the company's Annual Report on Form 20-F for 2022, and Q3 Results for 2023.

Registered in England & Wales:
No. 3888792

Registered Office:
980 Great West Road
Brentford, Middlesex
TW8 9GS

References
1 Sung H, Ferlay J, Siegel R, et al. Global Cancer Statistics 2020: GLOBOCAN Estimates of Incidence and Mortality Worldwide for 36 Cancers in 185 Countries. CA Cancer J Clin. 2021;71(3):209-249. doi:10.3322/caac.21660.
2 Kazandjian D. Multiple myeloma epidemiology and survival: A unique malignancy. Semin Oncol. 2016;43(6):676-681. doi:10.1053/j.seminoncol.2016.11.004.
3 Multiple Myeloma. World Health Organization International Agency for Research on Cancer. https://gco.iarc.fr/today/data/factsheets/cancers/35-Multiple-myeloma-fact-sheet.pdf.
4 Nooka AK, Kastritis E, Dimopoulos MA. Treatment options for relapsed and refractory multiple myeloma. Blood. 2015;125(20).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: November 27, 2023

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc